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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549






                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                             NUTRAMAX PRODUCTS, INC.
              ---------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
              ---------------------------------------------------------
                         (Title of Class of Securities)

                                   67061A 30 0
              ---------------------------------------------------------
                                 (CUSIP Number)


                             F. Douglas Raymond, III
                             Drinker Biddle & Reath
                       Philadelphia National Bank Building
                              1345 Chestnut Street
                             Philadelphia, PA 19107
                                 (215) 988-2700

              ---------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 18, 1996
              ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|, (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------                             --------------------------
CUSIP No. 67061A 30 0                                   Page 2 of 8 Pages
-------------------------                             --------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |        MEDIQ Incorporated
      |       IRS Identification No. 51-0219413*
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
      |                                                                (b) |_|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS*
      |
      |        00
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |        Delaware
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |        -0-
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |        4,037,258
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |          -0-
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |        4,037,258
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |     4,037,258
--------------------------------------------------------------------------------
12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES*
    |                                                                    |_|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |     47.34%
    |
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON*
    |      CO
    |
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     The statement on Schedule 13D (the "Original Schedule 13D") dated September 26, 1990 and amended as of August 5, 1991 and September 3, 1991, filed with the Securities and Exchange Commission by MEDIQ Incorporated ("MEDIQ") with respect to beneficial ownership of Common Stock (as herein defined) of Nutramax Products, Inc., which stock is beneficially owned by MEDIQ through its wholly-owned subsidiary, MEDIQ Investment Services, Inc., a Delaware corporation ("MIS"), is hereby amended and restated in its entirety as follows.

Item 1. Security and Issuer.

     This statement relates to the common stock, par value $.001 per share (the "Common Stock"), of NutraMax Products, Inc. (the "Issuer"). The Issuer is a Delaware corporation and has its principal executive offices located at 9 Blackburn Drive, Gloucester, Massachusetts 01930.

Item 2. Identity and Background.

     The Reporting Person for this statement is MEDIQ, a Delaware corporation, with its principal offices at One MEDIQ Plaza, Pennsauken, New Jersey 08110. MEDIQ, through its operating subsidiaries, operates the largest movable critical care and life support medical equipment rental business in the United States, renting a wide variety of equipment for use by acute care hospitals, alternative care facilities, nursing homes and home health care companies. The names, business or residence addresses and present principal occupations of the directors and executive officers of the Reporting Person, each of whom is a United States citizen, is attached on Schedule I. During the last five years neither the Reporting Person nor such persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     On July 25, 1990, MEDIQ acquired 4,931,319 shares of Common Stock as a result of the merger of the Issuer and Aid-Pack, Inc., which was a wholly-owned subsidiary of MEDIQ. On May 1, 1991, MEDIQ returned 144,061 shares of Common Stock to the Issuer pursuant to certain conditions of such merger, resulting in MEDIQ's beneficial ownership being reduced to 4,787,258 shares. On July 31, 1991, MEDIQ transferred record ownership of its shares of Common Stock to MIS. In August, 1991, in connection with a public offering by the Issuer of its Common Stock, MIS sold 750,000 Shares in the public offering. As of the date hereof, MEDIQ has beneficial ownership and MIS has record ownership of 4,037,238 shares of Common Stock.

Item 4. Purpose of Transaction.

     The shares of Common Stock beneficially owned by MEDIQ were acquired for investment purposes.

     On July 30, 1993, MEDIQ issued its 7 1/2% Exchangeable Subordinated Debentures due 2003 (the "Subordinated Debentures") which are, by their terms, exchangeable into shares of Common Stock of the Issuer owned by MEDIQ at an exchange ratio initially equal to 65.3595 shares of Common Stock of the Issuer for each $1,000 principal amount of Subordinated Debentures exchanged. Of the 4,037,258 shares of Common Stock owned by Seller, 2,254,902 shares are held in escrow (the "Escrowed Shares") for possible exchange with the Subordinated Debentures pursuant to that certain Indenture dated as of July 30, 1993 between MEDIQ and First Fidelity Bank, N.A. Pennsylvania (the "Indenture") and that certain Escrow Agreement dated July 30, 1993 among MEDIQ, MIS and First Fidelity Bank, N.A., Pennsylvania (the "Escrow Agreement"). As of September 30, 1996 there was outstanding $34.5 million in principal amount of Subordinated Debentures.

     In January, 1995, MEDIQ announced that its board of directors had formed a special committee for the purpose of exploring alternative ways to maximize shareholder value. In March, 1995, MEDIQ announced that the special committee had authorized Lazard Freres & Co. LLC, MEDIQ's investment banker, to solicit offers for MEDIQ and, among other assets, MEDIQ's investment in the Issuer.

     In June, 1995, the Issuer reported that its board of directors had formed a special committee to explore strategic alternatives for the company. The special committee retained Wasserstein Parella & Co. as financial advisors to seek opportunities for the Issuer to maximize shareholder value.

     In September, 1996, MEDIQ and MIS (together the "Seller") entered into a Stock Purchase Agreement dated as of September 18, 1996 with the Issuer (the "Stock Purchase Agreement"). Pursuant to the Stock Purchase Agreement, and subject to the conditions set forth therein (including the approval by stockholders of the Issuer, other than Seller, and the receipt by the Issuer of adequate financing), the Issuer has agreed to purchase from Seller all of the shares of the Issuer owned by Seller for a purchase price of $9.00 per share, or $36,335,322 in the aggregate.

     The purchase price for the Common Stock (other than the Escrowed Shares) will be paid by wire transfer on the Closing Date under the Stock Purchase Agreement and the certificates representing such shares will be transferred to the Issuer at the same time. Pursuant to the Stock Purchase Agreement, the Closing is to occur on December 31, 1996 or such other date mutually agreed upon by MEDIQ, MIS and the Issuer. Seller has agreed to deliver to the Issuer the Escrowed Shares as they are released from escrow under the Indenture and Escrow Agreement. The Issuer will pay for the Escrowed Shares by delivery of its promissory note (the "Note") in the principal amount of $20,294,118, secured by a letter of credit satisfactory to MEDIQ, pursuant to which the Issuer will make prepayments in an amount equal to the purchase price for any of the Escrowed Shares so delivered in lots of no less than 50,000 shares.

     Unless an event of default occurs under the Note, from and after the Closing Date, Seller will vote the Escrowed Shares in the manner directed by the Issuer and the Issuer will be entitled to receive any and all dividends paid or payable with respect to the Escrowed Shares, other than dividends apportioned to the Escrowed Shares to which MEDIQ is not entitled pursuant to the terms of the Indenture. The number of shares and the purchase price set forth in the Stock Purchase Agreement will be appropriately adjusted for any stock split, reverse stock split, stock dividend or any similar event occurring after the date of the Stock Purchase Agreement but prior to the consummation of the purchase and sale of the Common Stock. The foregoing summary of the Stock Purchase Agreement is qualified in its entirety by reference to the copy of the Stock Purchase Agreement included as Exhibit 99.1 to this Schedule 13D and incorporated herein in its entirety by reference.

Item 5. Interest in Securities of the Issuer.

(a) and (b) As of the date hereof, MEDIQ is the beneficial owner of 4,037,258 shares of Common Stock. Based upon the Issuer's Report on Form 10-Q for the fiscal quarter ended June 30, 1996, MEDIQ's Common Stock holdings represent approximately 47.34% of the 8,519,952 shares of Common Stock then outstanding. See Schedule 1 hereto for information regarding the directors and executive officers of MEDIQ.

(c) and (d) The response to Item 4 is incorporated herein by reference.

(e) Not applicable.

Item 6. Contracts, arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The Stock Purchase Agreement is included as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference. See Item 4.

     In connection with the Subordinated Debentures, MEDIQ has entered into an Indenture and Escrow Agreement, each dated as of July 30, 1993 between MEDIQ and First Fidelity Bank, N.A. Pennsylvania, which are included as Exhibits 99.2 and
99.3 to this Schedule 13D and are incorporated herein by reference, pursuant to which certain of the Subordinated Debentures are, by their terms, exchangeable into shares of stock of the Issuer owned by MEDIQ. See Item 4.

     In connection with a Credit Agreement between MEDIQ/PRN Life Support Services, Inc., MEDIQ, PRN Holdings, Inc., Banque Nationale de Paris, NationsBank, N.A. and certain other lenders, dated as of October 1, 1996, MEDIQ has pledged all of the shares of the Issuer owned by it, except the Escrowed Shares, to Banque Nationale de Paris for the benefit of the lenders pursuant to a Security Agreement dated as of October 1, 1996, which is included as Exhibit 99.4 to this Schedule 13D and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

     1. Stock Purchase Agreement dated as of September 18, 1996 among MEDIQ Incorporated, MEDIQ Investment Services, Inc. and NutraMax Products, Inc.

     2. Indenture dated as of July 30, 1993 between MEDIQ Incorporated and First Fidelity Bank, N.A. Pennsylvania, which is incorporated herein by reference to Exhibit 4.1 to Registration Statement on Form S-2 No. 33-61724 originally filed April 28, 1993, as amended.

     3. Escrow Agreement dated July 30, 1993 among MEDIQ Incorporated, MEDIQ Investment Services, Inc. and First Fidelity Bank, N.A., Pennsylvania.

     4. Security Agreement dated as of October 1, 1996 among MEDIQ/PRN Life Support Services, Inc., the Lender Parties party thereto, Banque Nationale de Paris, as Administrative Agent and as Initial Issuing Bank, and NationsBank, N.A., as Documentation Agent.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 11, 1996


                                         MEDIQ INCORPORATED


                                        /s/ Michael F. Sandler
                                        ------------------------------
                                            Michael F. Sandler
                                            Chief Financial Officer


                                                SCHEDULE I

Name, Business or Residence                                                         Ownership of Shares of
Addresses*                                 Principal Occupation                     Common Stock of the Issuer
---------------------------                --------------------                     --------------------------


Michael J. Rotko, Esquire**             Partner, Drinker Biddle & Reath, a                          -0-
Philadelphia National Bank Bldg.        law firm and a Director and
1345 Chestnut Street                    Chairman of MEDIQ
Philadelphia, PA 19107-3496

Jacob A. Shipon**                       Physician, Director of MEDIQ                              1,000***
5200 E. Roosevelt Boulevard
Philadelphia, PA 19124

Thomas E. Carroll                       President and Chief Executive                             1,326****
                                        Officer and a Director of MEDIQ
                                        and MIS

Michael F. Sandler                      Senior Vice President, Finance and                       14,400
                                        Chief Financial Officer and Treasurer
                                        and a Director of MEDIQ and a
                                        Director of the Issuer

Sheldon M. Bonovitz, Esquire            Partner, Duane, Morris &                                     50
Duane, Morris & Heckscher               Heckscher, a law firm and a Director
4200 One Liberty Place                  of MEDIQ
Philadelphia, PA 19103


Lionel Felzer                           Retired; a Director of MEDIQ                                 -0-
Breyer Woods
412 Linden Drive
Elkins Park, PA 19027

Mark S. Levitan                         Vice President -- Consulting                                 -0-
529 Spring Mill Road                    Division, MedQuist Inc. and a
Villanova, PA 19085                     Director of MEDIQ

Jay M. Kaplan                           Senior Vice President and Chief                              -0-
                                        Financial Officer of MEDIQ/PRN
                                        Life Support Services, Inc., Assistant
                                        Treasurer of MEDIQ and Vice
                                        President and Treasurer of MIS

H. Scott Miller                         President, Strategic Advisors                                -0-
Strategic Advisors                      International, Inc. and a Director
International, Inc.                     of MEDIQ
One Tower Bridge
West Conshohocken, PA 19428


* If not otherwise indicated, the business address of each person is One Mediq Plaza, Pennsauken, NJ 08110-1460.

** Mr. Rotko, together with his mother, Bessie G. Rotko, Judith M. Shipon (the spouse of Jacob A. Shipon), John Iskrant and PNC Bank, N.A., are trustees of a Trust which owns 3,570,969 shares of the Common Stock, and 3,570,969 shares of the Preferred Stock of MEDIQ. The Trustees share voting and investment power with respect to such shares.

***  Shares are owned jointly by Dr. and Mrs. Shipon.

**** Includes 300 shares held by Mr. Carroll's spouse and 716 shares held by Mr. Carroll's children as to which Mr. Carroll disclaims beneficial ownership.